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11022272

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAY 3 1 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38066

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) AND ENDING 03/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

KJM SECURITIES, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

48 SAGAMORE ROAD, #29
(No. and Street)

BRONXVILLE (City) NEW YORK (State) 10708-1534 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KOSTA J. MOUSTAKAS, PRESIDENT (914) 793-7043
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57TH Street, Suite 1632 (Address) New York (City) New York (State) 10107 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Kosta J. Moustakas, President**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **KJM Securities, Inc.**, (Company), as of **March 31, 2011**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

MICHELINA MALANDRUCCOLO
Notary Public, State of New York
No. 01MA4975160
Qualified in Westchester County
Commission Expires December 3, 2014

Kosta J. Moustakas, President

Sworn and subscribed to before me this 26 day of May, 2011.

This report contains (check all applicable boxes):

			Page
		Independent Certified Public Accountants' Report.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 - 7
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	8
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
(x)	(m)	A Copy of the SIPC Supplemental Report.	9 - 10
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	11 - 12

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
KJM Securities, Inc

We have audited the accompanying balance sheet of KJM Securities, Inc. as of March 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KJM Securities, Inc. at March 31, 2011, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
May 23, 2011

KJM SECURITIES, INC
BALANCE SHEET
MARCH 31, 2011

ASSETS	
Cash	$ 46,816
Receivable from clearing broker	243
Total Assets	$ 47,059
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 6,680
Payable to clearing broker	925
Total Liabilities	7,605
Stockholder's Equity	
Common stock - $.01 par value	
10,000 shares authorized, issued and outstanding	100
Additional paid-in capital	9,900
Retained earnings	29,454
Total Stockholder's Equity	39,454
Total Liabilities and Stockholder's Equity	$ 47,059

See Independent Accountants' Report and Accompanying Notes

KJM SECURITIES, INC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2011

Revenues:	
Commissions and fees	$ 625,089
Total Revenues	625,089
Costs and Expenses:	
Commissions/compensation and benefits	543,881
Rent	29,522
Clearing costs and expenses	24,671
Utilities	10,860
Regulatory fees	5,542
Professional fees	3,055
Office supplies and expenses	5,669
SIPC fee	2,068
NYS Corporation Taxes	205
Total Costs and Expenses	625,473
Net Operating Loss	(384)
Interest income	1
Net Loss	$ (383)

See Independent Accountants' Report and Accompanying Notes

KJM SECURITIES, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2011

Cash Flows Used By Operating Activities:		
Net Loss	$	(383)
Adjustment to reconcile net loss to		
net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in receivable from clearing broker		1,759
Decrease in other receivable		195
Increase in accounts payable and accrued expenses		2,358
Increase in accounts payable and accrued expenses		924
Net cash provided by operating activities		4,853
Cash flows from investing activities:		
Net cash (used) by investing activities		-
Cash flows from financing activities:		
Net cash provided by financing activities		-
Net increase in cash		4,853
Cash at beginning of year		41,963
Cash at end of year	$	46,816
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Income taxes	$	205

See Independent Accountants' Report and Accompanying Notes

KJM SECURITIES, INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2011

	Common Stock	Additional Paid-in Capital	Retained earnings	Total Stockholder's Equity
Balances, April 1, 2010	$ 100	$ 9,900	$ 29,838	$ 39,838
Net Loss	-	-	(383)	(383)
Balances, March 31, 2011	$ 100	$ 9,900	$ 29,454	$ 39,454

See Independent Accountants' Report and Accompanying Notes

KJM SECURITIES, INC
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2011

1. ORGANIZATION AND NATURE OF BUSINESS

KJM Securities, Inc. (Company) was incorporated on October 16, 1986 in the State of New York as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted March 31 as its year end.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to agreements between the Company and National Financial Services LLC (NFS), all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules are carried by NFS.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company's financial statements are prepared using the accrual method of accounting.

The Company receives commission income in accordance with the terms of an agreement with the clearing agent. Commission income is recognized on the settlement date of purchase or sales transaction.

Fees are recognized when services are completed and the revenues are reasonably determined, unless the service is rendered on a contingent fee basis, in which case revenues are recognized upon satisfaction of the contingency.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at March 31, 2011, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Income Taxes

The Company complies with FASB ASC 741-10-1 through 25 (formerly SFAS No. 109, "Accounting for Income Taxes") which require an asset and liability approach to the financial accounting and reporting for income taxes.

At March 31, 2011, the Company has net operating loss ("NOL") carry forwards of approximately $8,000, which expire in various years through 2030, available to offset future taxable income. The deferred tax asset as a result of the net operating carry forwards is dependent on future earnings, if any, the timing and amount of which is uncertain. Accordingly, the deferred tax assets have not been included in these financial statements.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2011 the Company had net capital of $39,455 which was $34,455 in excess of the FINRA minimum capital requirement.

4. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

KJM SECURITIES, INC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2011

NET CAPITAL:		
Total stockholder's equity	$	39,454
Deductions and/or charges:		
Non-allowable assets:		-
Net capital before haircuts on securities positions		39,455
Haircuts on securities positions		
Net Capital	$	39,455
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	7,605
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
Excess net capital	$	34,455
Net capital less greater of 10% of total AI or 120% of minimum net capital	$	33,455
Ratio: Aggregate indebtedness to net capital is		19%

The above computation does not differ materially from the March 31, 2011 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
KJM Securities, Inc
48 Sagamore Road
Suite 29
Bronxville, NY 10708

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2011, which were agreed to by KJM Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating KJM Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). KJM Securities, Inc.'s management is responsible for the KJM Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2011 as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
May 23, 2011

Registered with the Public Company Accounting Oversight Board
Member: American Institute of Certified Public Accountants

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
KJM Securities, Inc

In planning and performing our audit of the financial statements and supplementary information of KJM Securities, Inc. (the "Company") for the year ended March 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2011, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
May 23, 2011